FOR IMMEDIATE RELEASE: August 11, 2009	PR09-16

Atna Increases Gold Resources at Briggs Mine

Golden, CO – Atna Resources Ltd. (“Atna”) – (TSX:ATN) is pleased to announce an increase in gold resources at its Briggs Mine, Inyo County, California, based on a recently completed mineral resource estimate. The updated estimate incorporating recent drilling has resulted in an increase in Measured and Indicated gold resources by 11% to approximately 678,815 contained ounces of gold (0.006 oz/ton gold cut-off). Additionally, the Inferred gold resource increased by 34% to approximately 265,228 ounces of contained gold (0.006 oz/ton gold cut-off).

The resource estimate was prepared by Alan Noble of Ore Reserve Engineering, Lakewood, Colorado (principal author of the March 2009 Technical Report filed with SEDAR). The new resource includes drilling completed in late 2008 through May 2009 and reflects the new Briggs Main Deep discovery announced earlier in 2009.

 “This latest round of drilling adds significantly to the mine’s gold resource base and our discovery costs remain low at approximately $7.50 per resource ounce. Mine plan revisions are underway utilizing the new resource block model, which may lead to either increased  annual production or a longer mine life  for the project,” states Jim Hesketh, President and CEO of Atna.

The following table compares the updated resource estimate to the estimate announced earlier in 2009, adjusted to a 0.006 oz/ton gold cut-off grade:

	July 2009 Resource Update			March 2009 Resource
Classification	Tons (x1,000)	Grade (oz/ton Au)	Ounces Gold	Tons (x1,000)	Grade (oz/ton Au)	Ounces Gold	% Change
Measured	12,166	0.0223	270,982	11,870	0.0229	271,854	-0.3%
Indicated	22,074	0.0185	407,833	16,628	0.0204	340,023	+19.9%
Measured + Indicated (1)	34,240	0.0198	678,815	28,499	0.0215	611,877	+10.9%

Inferred	15,370	0.0173	265,228	9,592	0.0206	198,030	+33.9%

(1) Rounding may cause totals to not precisely add up.

Gold production at the Briggs Mine commenced in May and is on track to ramp up to a 40,000 ounce per year rate by the end of 2009.  The mine produced 2,782 ounces of gold in May and June of the second quarter of 2009 and 1,756 ounces in July.

This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Licensed Geologist, and Qualified Person.  Additionally, the press release was reviewed by Alan Noble, P.E., of Ore Reserve Engineering, of Lakewood, Colorado, a Qualified Person and principal author of the NI 43-101 Technical Report on the Resources and Reserves of the Briggs Mine, Inyo County, California, dated March 30, 2009 and filed with SEDAR.

For additional information on Atna Resources and the Briggs Project, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to possible improvements to the outcome of an ongoing optimization study, and the Company’s production plans at the Briggs Mine based on technical reports compliant with Canadian NI 43-101.  Forward-looking statements are statements that are not historical fact.  They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining exploration and development operations; the risk that the Company will encounter unanticipated geological factors, the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s mine development plans that will prevent it from expanding mining operations at the Briggs Mine; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F dated March 25, 2008.

Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," "inferred," and "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

For additional information on Atna Resources and the Briggs Mine, please visit our website at www.atna.com.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464
Valerie Kimball, Investor Relations - toll free (877) 692-8182